SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 10-C

       Report by Issuer of Securities Quoted on The Nasdaq
       Stock Market, Filed Pursuant to Section 13 or 15(d)
              of the Securities Exchange Act of 1934
               and Rule 13a-17 or 15d-17 thereunder


                         UNITED PETROLEUM CORPORATION
              (Exact name of Issuer as specified in its charter)

                4867 North Broadway, Knoxville, Tennessee 37918
                   (Address of principal executive offices)

                                (423) 688-0582
               (Issuer's telephone number, including area code)

I. Change in Number of Shares Outstanding

     1. Title of Security: Common Stock, $.01 par value per share.
     2. Number of Shares Outstanding Before the Change: 5,645,493
     3. Number of Shares Outstanding After the Change: 6,655,517
     4. Effective Date of Change: October 4, 1996
     5. Method of Change: Conversion of debt to shares.
     Give a Brief Description of the Transaction: Conversion of debt to stock pursuant to terms of Convertible Debentures.

II. Change in Name of Issuer

     1. Name Prior to Change:
     2. Name After Change:
     3. Effective date of charter amendment requiring changing name:
     4. Date of Sahreholder Approval of Change, if Required:


Dated: October 7, 1996

                              United Petroleum Corporation


                              By: s/L. Douglas Keene, Jr.
                                   L. Douglas Keene, Jr.
                                   Executive Vice-President